r77q1e

PIMCO Equity Series

Approval of the Investment Advisory Contract and Second Amended and Restated Supervision and Administration Agreement for
PIMCO EqS Long/Short Fund

On February 29, 2012, the Board of Trustees (the "Board") of PIMCO Equity Series (the "Trust"), including all of the independent Trustees
(the "Independent Trustees"), approved the Investment Advisory Contract and the Second Amended and Restated Supervision and Administration Agreement (the "Supervision and Administration Agreement" and together with the Investment Advisory Contract, the "Agreements") with Pacific Investment Management Company LLC ("PIMCO") on behalf of the
PIMCO EqS Long/Short Fund, a new series of the Trust (the "New Fund"), for an initial two-year term.


The information, material factors and conclusions that formed the basis for the Board's approvals are described below.

1. Information Received

(a) Materials Reviewed: The Trustees received a wide variety of materials relating to the services to be provided by PIMCO. The Board reviewed information relating to proposed fund operations, including the New Fund's compliance program, shareholder services, valuation, custody, distribution, and other information relating to the nature, extent and quality of services proposed to be provided by PIMCO to the Trust. In considering whether to approve the Agreements, the Board also reviewed materials provided by PIMCO, which included, among other things, comparative industry data with regard to expense ratios of funds with investment objectives and policies similar to those of the New Fund. The Board also reviewed material provided by counsel to the Trust and the independent Trustees, which included, among other things, memoranda outlining legal duties of the Board. The Board also reviewed information about the personnel who would be providing investment management and administrative services to the New Fund.

(b) Review Process: In connection with the approval of the Agreements, the Board reviewed written materials prepared by PIMCO, which included, among other things, comparative fee data for funds in the appropriate Lipper, Inc. ("Lipper") peer group. Lipper is an independent provider of investment company performance and fee and expense data. The Board also requested and received assistance and advice regarding applicable legal standards from Trust counsel. The Board also heard oral presentations on matters related to the Agreements. The approval determinations were made on the basis of each Trustee's business judgment after consideration of all the information presented. Individual Trustees may have given different weights to certain factors and assigned various degrees of materiality to information received in connection with the approval process. In deciding to approve the Agreements, the Board did not identify any single factor or particular information that, in isolation, was controlling. This summary describes the most important, but not all, of the factors considered by the Board.

2. Nature, Extent and Quality of Services

(a) PIMCO, its Personnel, and Resources: The Board considered the depth and quality of PIMCO's investment management process, including: its global research capabilities; the experience, capability and integrity of its senior management and other personnel; the low turnover rates of its key personnel; the overall financial strength and stability of its organization; and the ability of its organizational structure to address the recent growth in assets under management. The Board also considered that PIMCO makes available to its investment professionals a variety of resources and systems relating to investment management, compliance, trading, performance and portfolio accounting. The Board noted PIMCO's commitment to investing in information technology supporting investment management and compliance, as well as PIMCO's continuing efforts to attract and retain qualified personnel and to maintain and enhance its resources and systems.

Ultimately, the Board concluded that the nature, extent and quality of services proposed to be provided by PIMCO under the Agreements are likely to benefit the New Fund and its shareholders.

(b) Other Services: The Board considered PIMCO's policies, procedures and systems to assure compliance with applicable laws and regulations and its commitment to these programs; its efforts to keep the Trustees informed about matters relevant to the Trust and its shareholders; and its attention to matters that may involve conflicts of interest with the Trust.
The Board also considered the nature, extent, quality and cost of supervisory and administrative services to be provided by PIMCO to the New Fund under the Agreements.

The Board considered the terms of the Trust's Supervision and Administration Agreement, under which the Trust pays for the supervisory and administrative services it requires under what is essentially an all-in fee structure (the "unified fee"). In return, PIMCO will provide or procure supervisory and administrative services and bears the costs of various third party services required by the New Fund, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. The Board considered PIMCO's provision of these services to other series of the Trust and its supervision of the Trust's third party service providers to assure that these service providers provide a high level of service relative to alternatives in the market. Ultimately, the Board concluded that the nature, extent and quality of the services to be provided by PIMCO would likely benefit the New Fund and its shareholders.

3. Investment Performance

As the New Fund had not yet commenced operations at the time the Agreements were considered, the Trustees did not receive or consider investment performance information for the New Fund. However, the Trustees did consider the investment performance information for the New Fund's predecessor fund that would be included in the New Fund's registration statement.

4. Advisory Fees, Supervisory and Administrative Fees and Total Expenses

The Board considered that PIMCO strives to price funds with total expense ratios at or below the respective Lipper median, while providing premium investment offerings. PIMCO reported to the Board that, in proposing fees for the New Fund, it considered a number of factors, including the type and complexity of the services to be provided, the cost of providing services, the risk assumed by PIMCO in the provision of services, the impact on potential returns from different levels of fees, the competitive marketplace for financial products, and the attractiveness of potential returns to potential investors.

The Board reviewed the proposed advisory fee, supervisory and administrative fee and estimated total expenses of the New Fund (each as a percentage of average net assets) and compared such amounts with the average and median fees and expenses of other similar funds. With respect to advisory fees, the Board reviewed data from Lipper that compared the average and median advisory fees of other funds in a "Peer Group Expense Comparison" of comparable funds, as well as the universe of other similar funds.
The Board compared the New Fund's total expenses to other funds in the Peer Group Expense Comparison provided by Lipper and found the New Fund's total expenses were comparable to the median and average.

At the time the Board considered the Agreements, PIMCO did not manage any separate accounts with similar investment strategies to the New Fund; therefore, the Board did not consider the fees charged by PIMCO to comparable separate accounts.

The Board also considered the Trusts unified fee structure, under which the Trust pays for the supervisory and administrative services it requires for one set fee, and in return, PIMCO will provide or procure supervisory and administrative services and bear the costs of various third party services required by the New Fund, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. The Board noted that the unified supervisory and administrative fee creates fund fees that are fixed, rather than variable. The Board concluded that the New Fund's proposed supervisory and administrative fee is reasonable in relation to the value of the services to be provided, including the services to be provided to different classes of shareholders, and that the expenses assumed contractually by PIMCO under the Supervision and Administration Agreement represent, in effect, a cap on fund fees that would be beneficial to the New Fund and its shareholders. The Board further noted that, although the unified fee structure does not have break points, it implicitly reflects economies of scale by fixing the absolute level of Fund fees at competitive levels, in effect, setting the fees as if the New Fund was already at scale.

The Board also noted that PIMCO had contractually agreed to reduce total annual fund operating expenses for each class of the New Fund by waiving a portion of its supervisory and administrative fee, or reimbursing the New Fund, to the extent that any organizational expenses and the pro rata share of the Trust's Trustees' fees attributable to a class of the New Fund exceeds 0.49 basis points in any year. Furthermore, the Board noted that PIMCO had contractually agreed to reduce its advisory fee by 9 basis points through October 31, 2013.

Based on the information presented by PIMCO and Lipper, members of the Board then determined, in the exercise of their business judgment, that the level of the advisory and supervisory and administrative fees to be charged by PIMCO, as well as the estimated total expenses of the New Fund, are reasonable and approval of the Agreements would likely benefit the New Fund and its shareholders.

5. Adviser Costs, Level of Profits and Economies of Scale

As the New Fund is newly organized, information regarding PIMCO's costs in providing services to the New Fund and the profitability of PIMCO's relationship with the New Fund was not available.

With respect to potential economies of scale, the Board found that because the unified fee protects shareholders against unanticipated increases in expense ratios due to redemptions, declines in asset values, or increases in the costs of services provided or procured by PIMCO, economies of scale are implicitly recognized in the level of the unified fee (which, together with the advisory fee, serves as a proxy for the New Fund's overall expense ratio).

The Board concluded that the New Fund's proposed cost structure was reasonable and that the unified fee structure inherently involves the sharing of economies of scale between PIMCO and the New Fund, to the benefit of the New Fund's shareholders.

6. Ancillary Benefits

The Board considered other benefits received by PIMCO and its affiliates as a result of PIMCO's relationship with the Trust, including possible ancillary benefits to PIMCO's institutional investment management business due to the reputation and market penetration of the Trust. The Board also considered that affiliates of PIMCO will provide distribution and shareholder services to the New Fund and its shareholders, for which they may be compensated under the unified fee, or through distribution fees paid pursuant to the New Fund's Rule 12b-1 plans. The Board reviewed PIMCO's soft dollar policies and procedures, noting that while PIMCO has the authority to receive the benefit of research provided by broker-dealers executing portfolio transactions on behalf of the New Fund, it has adopted a policy not to enter into contractual soft dollar arrangements.

7. Conclusions

Based on its review, including its consideration of each of the factors referred to above, the Board concluded that the Agreements were fair and reasonable to the New Fund and its shareholders, that the New Fund's shareholders would likely receive reasonable value in return for the advisory fees and other amounts paid to PIMCO by the New Fund, and that the approval of the Agreements was in the best interests of the New Fund and its shareholders.


----------------------------------------------------------------------------

SUPPLEMENT TO
INVESTMENT ADVISORY CONTRACT

PIMCO Equity Series
840 Newport Center Drive
Newport Beach, California 92660

February 29, 2012

Pacific Investment Management Company LLC
840 Newport Center Drive
Newport Beach, California 92660

RE:	 PIMCO EqS Long/Short Fund (the "Fund")

Dear Sirs:

As provided in the Investment Advisory Contract between PIMCO Equity Series (the "Trust") and Pacific Investment Management Company LLC (the "Adviser"), dated March 30, 2010 (the "Contract"), the parties may amend the Contract to add additional series of the Trust, under the same terms and conditions as set forth in the Contract, and at the fee rates set forth in Exhibit A to the Contract, as may be amended from time to time.

The Trust and the Adviser hereby agree to amend the Contract as of the date hereof to add the Fund to Exhibit A. The current Exhibit A is replaced with the new Exhibit A attached hereto.

Investment Advisory Contract
EXHIBIT A
(as of February 29, 2012)

PIMCO Equity Series

							Investment
							Advisory
Fund							Fee#
--------------------------------------			----------
PIMCO Dividend and Income Builder Fund			0.69%
PIMCO Emerging Multi-Asset Fund				0.90%
PIMCO EqS Dividend Fund					0.69%
PIMCO EqS Emerging Markets Fund				1.00%
PIMCO EqS Long/Short Fund				1.04%
PIMCO EqS Pathfinder FundTM				0.75%

# 	Each Fund may invest in shares of PIMCO Funds: Private Account
	Portfolio Series - PIMCO Short-Term Floating NAV Portfolio and PIMCO Funds: Private Account Portfolio Series - PIMCO
	Short-Term Floating NAV Portfolio III (each a "PAPS Short-Term Floating NAV Portfolio," and together, the "PAPS Short-Term Floating NAV Portfolios"), each series of PIMCO Funds. The PAPS Short-Term Floating NAV Portfolios are offered only to series of the Trust (each an "Investing Fund") or other series of registered investment companies for which PIMCO serves as investment adviser. The PAPS Short-Term Floating NAV Portfolios do not pay an investment advisory fee to PIMCO. By investing in a PAPS Short-Term Floating NAV Portfolio, each Investing Fund and PIMCO agree that a portion of the fee that each Investing
	Fund is currently obligated to pay PIMCO as indicated on this Exhibit A, will be designated as compensation for the investment advisory services PIMCO provides to a PAPS Short-Term Floating
	NAV Portfolio under its investment advisory contract with PIMCO. Specifically, to the extent that an Investing Fund invests in a Short-Term Floating NAV Portfolio, a fee of 0.005% of the average daily value (as calculated in Section 6 of the Investment Advisory Contract) of the assets of the Investing Fund so invested shall be designated as compensation to PIMCO for the services provided to that Short-Term Floating NAV Portfolio.

If the foregoing correctly sets forth the Contract between the Trust and the Adviser, please so indicate by signing, dating and returning to the Trust the enclosed copy hereof.


						Very truly yours,

						PIMCO EQUITY SERIES

						By: /s/	 Peter G. Strelow
						Title:	 Vice President


ACCEPTED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By: /s/	Brent R. Harris
Title:	Managing Director

PIMCO FUNDS, on behalf of its series PIMCO Funds: Private Account Portfolio Series - PIMCO Short-Term Floating NAV Portfolio and PIMCO Funds: Private Account Portfolio Series - PIMCO Short-Term Floating NAV Portfolio III


By: /s/ Peter G. Strelow
Title:	Vice President